July 27, 2010

VIA EDGAR CORRESPONDENCE

Ms. Pamela Howell
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Cache, Inc. Form 10-K filing for Fiscal Year Ended January 2, 2010 and filed March 19, 2010 File No. : 000-10345

Dear Ms. Howell,

Cache, Inc. (the "Company") is responding to the letter dated July 14, 2010 (the "Staff Comment Letter"), concerning the above-referenced Form 10-K filed by the Company. We have reviewed the comments of the SEC staff (the "Staff") and respectfully submit our responses below.  For your convenience, the comments are restated below in italics, with our responses following.

Form 10-K for the Fiscal Year Ended January 2, 2010

Item 9A – Controls and Procedures, page 38

(2) Management’s Annual Report on Internal Control over Financial Reporting, page 38

1.           In future filings, please disclose the framework used by management to evaluate the effectiveness of your internal controls over financial reporting (“ICFR”) (e.g., COSO), as required by Item 308T(a)(2) of Regulation S-K.

In future filings, we will disclose that management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework to evaluate the effectiveness of the Company’s internal controls.

(3) Change in Internal Control Over Financial Reporting, page 39

2.           In future filings, please disclose whether there was any change in your ICFR identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

During the fourth fiscal quarter of our year ended January 2, 2010, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company will include comparable disclosure in future filings (or, if applicable, will indicate that there has been such a change).

Note 12. Other Liabilities, page F-26

3.           Please tell us if the other liabilities of $15.8 million and $16.8 million, as of January 2, 2010 and December 27, 2008, respectively, include any individual components that exceed five percent of total liabilities as of each balance sheet date. If so, describe and quantify for us each such amount(s). Also confirm to us that in future filings you will state separately, in the balance sheet or in a note thereto, any other liabilities which are in excess of five percent of total liabilities pursuant to Rule 5-02(24) of Regulation S-X.

The following table summarizes our Other Liabilities, indicating the individual components that exceed five percent of total liabilities as of the end of the applicable balance sheet date:

	January 2, 2010	December 27, 2008
Deferred rent	$13,913,000	$15,354,000
Deferred income	1,893,000	1,441,000
Total	$15,806,000	$16,795,000

In our future filings, we will state separately in our Other Liabilities footnote, in a format similar to the table above, liabilities which are in excess of five percent of total liabilities pursuant to Rule 5-02(24) of Regulation S-X.

Note 14. Income Taxes, page F-30

4.           We note your reconciliation begins with an effective tax rate of 34% for the fiscal years 2007-2009. Please  tell us if your federal statutory tax rate is 35% and, if so, tell us how you considered the FASB ASC 740-10-50-12 (formerly paragraph 47 of SFAS 109) requirement to begin the reconciliation with the percentage of income tax expense that would result from applying the domestic federal statutory tax rate to pretax income from continuing operations.

Our federal statutory rate is 34% for the fiscal years 2007 to 2009 as result of the Company’s earnings and losses during these periods. In future filings we will replace our wording in the income tax reconciliation table from “Effective federal tax rate” to “Federal statutory tax rate.”

Signatures

5.           Please confirm that in the future filings, you will include the signature of your controller or principal accounting officer, as required by Form 10-K. See Instruction D(2)(a) to Form l0-K.

In future filings, we will include the signature of our controller or principal accounting officer.

Section 302 Certifications (Exhibits 31.1 and 31.2)

6.           In the future filings, please confirm to us that you will include Section 302 certifications that conform to the exact language specified in Item 601(b)(31)(i) of Regulation S-K.  In this regard, you should:

•	replace "annual report" with "report" in paragraphs 1, 2, 3, 4(a) and (c);
•	replace "Cache" with "the registrant" in paragraphs 3, 4, 4(c) and (d), 5, 5(a) and (b);
•	revise paragraph 4(d) to include language that states "the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)"; and
•	revise paragraph 5 to include language that states "or persons performing the equivalent functions."

We will conform the Section 302 certifications to the exact language specified in Item 601(b)(31)(i) of Regulation S-K, as indicated above, in our future filings.

Schedule 14A

Board Leadership Structure, page 5

7.           We note that Thomas Reinckens serves as both chief executive officer and chairman of the board. Please confirm that, in future filings, you will disclose whether you have a lead independent director and, if so, what specific role the lead independent director plays in the leadership of the board. Please see Item 407(h) of Regulation S-K.

The Company currently does not have a lead independent director. In future filings we will disclose whether we have a lead independent director and, if so, what specific role the lead independent director plays in the leadership of the board.

*     *     *

As requested by the Staff, in responding to the foregoing comments, we acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and (iv) the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in its review of the Company’s filings or in its response to comments on the Company’s filings.

If you have any questions or comments, or require further information with respect to the foregoing, please do not hesitate to call me at (212) 575-3206.

Sincerely,

/s/ Margaret Feeney
Margaret Feeney
Executive Vice President and Chief Financial Officer